J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 30, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Katherine Bagley

Re: Central Puerto S.A.

Registration Statement on Form F-1 (File No. 333-222402)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters, hereby join in the request of Central Puerto S.A., a sociedad anónima incorporated and existing under the laws of Argentina (the “Company”), for the acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 1, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, request by telephone that such Registration Statement be declared effective.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that we have distributed approximately 675 copies of the Preliminary Prospectus dated January 18, 2018, as amended, through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

/S/ ALEJANDRA FERNANDEZ
Name: Alejandra Fernandez
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/S/ RICHARD A. DIAZ
Name: Richard A. Diaz
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

/S/ FERNANDO GONZALEZ
Name: Fernando Gonzalez
Title: Vice President